UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 26, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE
Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Toll-Free: 1-800-661-8851
http://www.methanex.com
For immediate release
November 26, 2007
METHANEX ANNOUNCES AGREEMENT WITH GEOPARK TO SECURE NATURAL GAS FOR CHILE OPERATIONS
Methanex Corporation announced today that it has signed a natural gas prepayment agreement with GeoPark Holdings Limited. Methanex will provide US$40 million in financing to support and accelerate GeoPark’s natural gas exploration and development activities in the Fell Block in Southern Chile. Under the arrangement, GeoPark will also provide Methanex with natural gas supply sourced from the Fell Block under a ten year supply agreement. GeoPark has been increasing its gas supply to Methanex since 2006 and its goal is to provide up to 10% of Methanex’s total natural gas needs in Chile by the end of 2008.
Methanex’s Latin America Senior Vice President, Paul Schiodtz, commented, “This prepayment agreement represents an important step to restore secure, long term gas supply to our plants in Chile. We are delighted to be working closely with GeoPark who have been very successful both discovering new gas and investing in infrastructure to increase natural gas deliveries to our plants.”
Mr. Schiodtz continued, “We are also very pleased with the results in the bidding process for oil and gas exploration in the south of Chile. The Chilean Government recently announced the participation of five other international oil and gas companies in gas exploration and development in areas which are all very close to our plants.”
James Park, CEO of GeoPark added, “This strategic alignment of Methanex and GeoPark strengthens both companies — by increasing the supply of natural gas in Chile for Methanex and by underpinning the long term development of GeoPark’s natural gas reserves. The agreement secures an economic long term market for all of GeoPark’s Chilean gas production while also providing a source of financing to accelerate capital investment.”
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.
GeoPark is a Latin American oil and gas producer and explorer with properties in Argentina and Chile. GeoPark shares are listed for trading on the Alternative Investment Market (AIM) of the London Stock Exchange under the trading symbol “GPK”. GeoPark can be visited online at www.geo-park.com.

Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600